9-10-2004

04016602

UF 9-9-04

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24924

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WOLFE & HURST BOND BROKERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 MONTGOMERY STREET, SUITE 1040
(No. and Street)

JERSEY CITY	NEW JERSEY	07032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

O. GENE HURST 732-382-6748
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. RICHARD CHAPLIN ,CPA
(Name — if individual, state last, first, middle name)

18 CLINTON LANE	SCOTCH PLAINS	NJ	07076
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 13 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this f...

OATH OR AFFIRMATION

I, O. GENE HURST swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WOLFE & HURST BOND BROKERS, INC. as of JUNE 30 19 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. Richard Chaplin, CPA

email:jrchaplin@aol.com
18 Clinton Lane
Scotch Plains, NJ 07076
908.322.6483

ACCOUNTANTS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors of
Wolfe & Hurst Bond Brokers, Inc.

I have examined the financial statements of Wolfe & Hurst Bond Brokers, Inc. as of June 30, 2004 and for the year then ended, and have issued my report thereon dated August 23, 2004. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. The purpose of my study and evaluation, which included an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Wolfe and Hurst Bond Brokers, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11). Since the Company does not carry security accounts for customers, nor does it contemplate carrying security accounts for customers, I did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities of Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, the practices and procedures for making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by SEC Rule 17a-13. In addition, I did not review the procedures for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures, and to assess whether those practices and procedures can be expected to achieve the Commission's objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and

that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also projection of any evaluation of internal accounting control procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal control of Wolfe & Hurst Bond Brokers, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Wolfe & Hurst Bond Brokers, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use by management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

J Richard Chaplin, CPA

J. Richard Chaplin, CPA

Scotch, Plains, New Jersey
August 23, 2004

WOLFE & HURST BOND BROKERS, INC.

AUDIT REPORT

JUNE 30, 2004

J. Richard Chaplin, CPA

18 Clinton Lane

Scotch Plains, NJ 07076

908.322.6483

INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS OF
WOLFE & HURST BOND BROKERS, INC.

I have audited the accompanying Statement of Financial Position of Wolfe & Hurst Bond Brokers, Inc. as of June 30, 2004 and the related Statements of Changes in Shareholder's Equity, and Changes in Subordinated Liabilities for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolfe & Hurst Bond Brokers, Inc. as of June 30, 2004, and the changes in shareholder's equity, and changes in subordinated liabilities for the year then ended in conformity with generally accepted accounting principles.

My examination also included the supporting schedules of Computation of Aggregated Indebtedness and Net Capital, Net Capital Reserve Requirements, and Statements of Possession and Control of Securities, and in my opinion, they present fairly the information required to be included therein in accordance with my interpretation of the applicable rules of the Securities and Exchange Commission.

J. Richard Chaplin, CPA
Scotch Plains, New Jersey

August 23, 2004

WOLFE & HURST BOND BROKERS, INC.

STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2004

ASSETS

CURRENT ASSETS

Cash		$ 687,397
Special Bank Account for the Exclusive Benefit of the Customers (Note 2)		100
Good Faith Deposits (Note 3)		395,000
Clearing House Receivable (Note 4)		1,507,970
Fails to Deliver (Note 5)		799,709
Collateralized Receivable (Note 8)		550,000
Employee Loan Receivable		16,000
Prepaid Expenses		146,631
Intercompany Receivable		245,218
TOTAL CURRENT ASSETS		$4,348,025
FIXED ASSETS, at cost		
Furniture & Fixtures (Note 1)	$195,857	
Accumulated Depreciation	(184,274)	
Net	11,583	
TOTAL FIXED ASSETS		11,583
OTHER ASSETS		
Deposits		49,362
TOTAL ASSETS		**$4,408,970**

The accompanying notes are an integral part of these financial statements.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2004

LIABILITIES & SHAREHOLDER'S EQUITY

CURRENT LIABILITIES	
Payroll Tax Payable	$ 5,441
Fails to Receive (Note 5)	753,287
Accrued Expenses Payable	926,748
Federal Income and State Income or Franchise Tax Payable	89,825
Other Current Liabilities	16,628
TOTAL CURRENT LIABILITIES	$1,791,929
LONG TERM LIABILITIES	
Loans Payable Subordinated (Note 8)	580,955
SHAREHOLDER'S EQUITY	
Capital Stock (Note 6)	297,885
Additional Paid In Capital	471,637
Treasury Stock	(88,295)
Retained Earnings	1,354,859
TOTAL SHAREHOLDER'S EQUITY	2,036,086
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	**$4,408,970**

The accompanying notes are an integral part of these financial statements.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

FOR THE YEAR ENDED JUNE 30, 2004

Subordinated Loans at Beginning of Year	$580,955
Increase/(Decrease)	0
SUBORDINATED LOANS AT END OF YEAR	**$580,955**

The accompanying notes are an integral part of these financial statements.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2004

Shareholder's Equity at Beginning of Year	$1,898,020
Income After Taxes	138,066
SHAREHOLDER'S EQUITY AT END OF YEAR	**$2,036,086**

The accompanying notes are an integral part of these financial statements.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

COMPUTATION OF AGGREGATED INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1(a)1(i) UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF JUNE 30, 2004

QUESTIONNAIRE REFERENCES:			
	Aggregated Indebtedness:		
	Payroll Taxes Payable	$ 5,441	
	Taxes Payable	89,825	
	Other Current Liabilities	16,628	
	Accrued Expenses Payable	926,748	
	TOTAL AGGREGATED INDEBTEDNESS		$1,038,642
NET CAPITAL			
	Credit Items:		
1792	Common Stock	297,885	
1794	Retained Earnings	1,216,793	
1794	Current Income After Taxes	138,066	
1710	Demand Notes Covered by Subordinated Agreements	30,955	
1730	Subordinated Loans	550,000	
1796	Treasury Stock	(88,295)	
1793	Additional Paid In Capital	471,637	
	TOTAL CREDIT ITEMS		2,617,041
	Debit Items:		
720	Petty Cash	840	
910	Intercompany Receivable	245,218	
920	Furniture & Fixtures - Net	11,583	
930	Miscellaneous	211,993	
3570	Haircut-Fails to Deliver (Note 5)	19,192	
	TOTAL DEBIT ITEMS		488,826
	NET CAPITAL		**2,128,215**
Capital Requirements:			
3880	Minimum Net Capital		100,000
3910	**Net Capital in Excess of Above Requirements**		**$2,028,215**

RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL .49 TO 1

No material differences exist between the above computation and the computation corrected for a clerical error in the haircut calculation included in the Company's corresponding unaudited Form X-17A-5.

The accompanying notes are an integral part of these financial statements.

J. RICHARD CHAPLIN
CPA

WOLFE & HURST BOND BROKERS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

AS OF JUNE 30, 2004

Wolfe & Hurst Bond Brokers, Inc. has elected the K2A exemption from Rule 15c3-3 computation. Wolfe & Hurst Bond Brokers, Inc., maintains a customer Special Bank Account with Fleet Bank, National Association for such purposes.

See Note 2

No material differences exist between the above computation and the computation in the Company's corresponding unaudited Form X-17A-5 Part II filing.

The accompanying notes are an integral part of these financial statements.

WOLFE & HURST BOND BROKERS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

AS OF JUNE 30, 2004

Wolfe & Hurst Bond Brokers, Inc. does not carry customer accounts and does not contemplate carrying same. All transactions are cleared through The National Securities Clearing Corp., Depository Trust Company, or Bank of New York Company, Inc.

See Note 4

The accompanying notes are an integral part of these financial statements.

WOLFE & HURST BOND BROKERS, INC.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2004

NOTE 1 **ACCOUNTING POLICIES**

Security transactions (and related Fail Commission Income and Expense) are recorded on a settlement date basis.

The Company is a registered broker/broker engaged in the execution of bond transactions for other broker dealers as a broker's broker. The Company does not position bonds nor does it have retail customers.

Equipment is depreciated using accelerated methods. The difference between depreciation for financial statement purposes and tax accounting purposes is not material.

Income is charged for Income Taxes currently payable. Wolfe and Hurst Bond Brokers, Inc. files a consolidated income tax return with its parent, Wolfe & Hurst, Inc.

The carrying value of financial instruments is approximately equal to fair value.

The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 **SPECIAL BANK ACCOUNT**

Wolfe & Hurst Bond Brokers, Inc. maintains a deposit of $100 to meet Securities and Exchange Commission's regulation 15c3-3. The Company does not have any customer accounts and does not contemplate having any customer accounts.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2004

NOTE 3 GOOD FAITH DEPOSIT

For the year ended June 30, 2004, Good Faith Deposits are maintained with The National Securities Clearing Corporation, Depository Trust Company, and Bank of New York Company, Inc. These companies clear all transactions for the Company. The accounts are not subject to restrictions on withdrawal.

NOTE 4 SECURITIES CLEARANCE PROCEDURE

All transactions of Wolfe & Hurst Bond Brokers, Inc. are cleared by Bank of New York Company, Inc. The National Securities Clearing Corp., or Depository Trust Company, in accordance with the regulations of The National Association of Security Dealers, Inc.

NOTE 5 FAILS

At the close of business on June 30, 2004, the Company had the following fail positions:

	FAILS TO RECEIVE	OVERNIGHT LOANS	FAILS TO DELIVER
Municipals	$ 388,460	$ 0	$ 389,743
Governments	364,827	0	364,827
Corporates	0	45,139	45,139
Total	$ 753,287	$ 45,139	$ 799,709

The Municipal fails to deliver over 21 days are $140,140.
The Government fails to deliver over 5 days are $364,287.
The Corporate fails to deliver over 5 days are $0.

NOTE 6 CAPITAL STOCK

There are 90 shares of common stock issued without par value. As of June 30, 2004, the shares are held by Wolfe & Hurst, Inc. Nine Hundred and Ten (910) shares are unissued.

WOLFE & HURST BOND BROKERS, INC.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2004

NOTE 7 COMMITMENTS

Minimum rental commitments under all noncancellable operating leases, primarily leases for real estate, in effect at June 30, 2004 were:

Fiscal Year ending June 30,	Amount
2005	$ 216,551
2006	187,072
2007	165,745
2008	114,111
2009 and beyond	653,377
Total Minimum Payments	$ 1,336,856

The total rental expense for operating leases for the fiscal year ended June 30, 2004 was $206,962.

NOTE 8 LOAN SUBORDINATION

Pursuant to the Securities and Exchange Commission, the following parties have subordinated loan(s) to the Company:

NAME	AMOUNT	EARLIEST MATURITY DATE
Gerard J. Wolfe	$240,478	07/31/06
O. Gene Hurst	240,477	07/31/06
Wolfe & Hurst, Inc.	100,000	04/30/06
Total	$580,955	

NOTE 9 SECURITIES INVESTMENT PROTECTION CORPORATION (SIPC)

SIPC dues based on trading volume have been suspended. The Company pays an annual flat fee for SIPC dues.

NOTE 10 SAVINGS PLAN

The Company has a voluntary 401(k) Savings Plan. Investments in the plan are made by the employees.